United States securities and exchange commission logo





                             November 3, 2020

       Brent Bellm
       President and Chief Executive Officer
       BigCommerce Holdings, Inc.
       11305 Four Points Drive
       Building II, Third Floor
       Austin, TX 78726

                                                        Re: BigCommerce
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
30, 2020
                                                            CIK No. 0001626450

       Dear Mr. Bellm:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jeff Kauten, Staff
       Attorney, at 202-551-3447 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology